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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number:  1-7801
                                                                       --------

                           Orion Capital Corporation
                       ---------------------------------
            (Exact name of registrant as specified in its charter)

      9 Farm Springs Road, Farmington, CT 06032 Telephone: (860) 674-6834
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   9.125% Senior Notes due September 1, 2002
                     7.25% Senior Notes due July 15, 20005

         8.73% Trust Preferred Capital Securities due January 1, 2037
               (issued by wholly-owned Trust of the Registrant)
         7.701% Trust Preferred Capital Securities due April 15, 2028
               (issued by wholly-owned Trust of the Registrant)
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           (Title of each class of securities covered by this Form)


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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]                   Rule 12h-3(b)(1)(i)   [X]

     Rule 12g-4(a)(1)(ii) [ ]                   Rule 12h-3(b)(1)(ii)  [ ]

     Rule 12g-4(a)(2)(i)  [ ]                   Rule 12h-3(b)(2)(i)   [ ]

     Rule 12g-4(a)(2)(ii) [ ]                   Rule 12h-3(b)(2)(ii)  [ ]

                                                Rule 15d-6            [ ]

   Approximate number of holders of record as of the certification or notice date:

   9.125% Senior Notes due September 1, 2002                       43
                                                                 ------
   7.25% Senior Notes due July 15, 20005                           26
                                                                 ------
   8.73% Trust Preferred Capital Securities due January 1, 2037    22
   (issued by wholly-owned Trust of the Registrant)              ------

   7.701% Trust Preferred Capital Securities due April 15, 2028    27
   (issued by wholly-owned Trust of the Registrant)              ------


   Pursuant to the requirements of the Securities Exchange Act of 1934, Orion Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 22, 1999        By: /s/ Joyce W. Wheeler
                                    ------------------------
                                    Name:  Joyce W. Wheeler
                                    Title: Secretary